SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)

ALON USA ENERGY, INC.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

020520102

(CUSIP Number)

Larisa Cohen, Corporate Secretary
4 Hachoresh Street,
Yehud, Israel 56470
Telephone: +972-3-539-3586

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2012

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 020520102
1.	NAMES OF REPORTING PERSONS Africa-Israel Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,173,889
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 2,173,889
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,173,889
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%
14.	TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.  Security and Issuer.

This Amendment No. 6 (this “Amendment No. 6”) to the Statement of Beneficial Ownership on Schedule 13D (the “Statement”) filed by Africa-Israel Investments Ltd., a limited company organized under the laws of the State of Israel (“Africa Israel” or the “Reporting Person”) on October 1, 2009, as amended by Amendment No. 1 filed on March 1, 2010 (“Amendment No. 1”), Amendment No. 2 filed on May 19, 2011 (“Amendment No. 2”), Amendment No. 3 filed on June 13, 2011 (“Amendment No. 3”), Amendment No. 4 filed on June 28, 2011 (“Amendment No. 4”) and Amendment No. 5 filed on July 19, 2011 (“Amendment No. 5”), relates to the common stock, par value $0.01 per share (“Common Stock”) of Alon USA Energy, Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 7616 LBJ Freeway, Suite 300, Dallas, Texas 75251. This Amendment No. 6 amends and supplements the Statement, as previously amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5.  Capitalized terms used herein and not otherwise defined shall have the meanings provided therefor in the Statement, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5.

This Amendment No. 6 is being filed by the Reporting Person in order to report its having sold, on February 27, 2012, via an ordinary broker transaction, 1,500,000 shares of Common Stock (of the 3,673,889 remaining shares of Common Stock held by it, constituting the Option Shares that the Reporting Person acquired from Alon Israel on July 15, 2011 as a result of the automatic exercise of the Option granted to the Reporting Person by Alon Israel under the Share Exchange Agreement) at a price per share of $10.50 per share (prior to customary broker commissions that were charged to it in connection with the execution of the sale).

Item 2.  Identity and Background.

The information concerning the Reporting Person and the Controlling Persons that appeared in Item 2 of the Statement is incorporated by reference in this Item 2 of Amendment No. 6.  Information concerning the Controlling Persons, as updated as of the date of filing of this Amendment No. 6, appears below:

(a)           Name:

The names of the Controlling Persons, as updated as of the date of the filing of this Amendment No. 6, are presented in Appendix A to this Amendment No. 6.

(b)           Address of Principal Business and Principal Office:

The residence or business address of each Controlling Person, as updated as of the date of the filing of this Amendment No. 6, is presented in Appendix A to this Amendment No. 6.

(c)           Present Principal Business/Occupation:

The principal occupation and employment information with respect to each Controlling Person, as updated as of the date of the filing of this Amendment No. 6, are set forth in Appendix A to this Amendment No. 6.

(d)           Criminal Proceedings:  During the last five years, no Controlling Person has been convicted in any criminal proceeding.

(e)           Civil Proceedings Involving Securities Law Violations:  During the last five years, no Controlling Person, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Citizenship (with respect to each of the Controlling Persons): Israel.

Item 3.  Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The information set forth in Item 4 of the Statement is incorporated by reference in this Item 4.  In addition, the Reporting Person hereby updates that information by noting that as of the filing of this Amendment No. 6 (and even following its receipt of all of the Option Shares from Alon Israel, which was reported in Amendment No. 5), the Reporting Person no longer holds at least 5% of the issued and outstanding shares of Common Stock of the Issuer, so it may no longer request from Alon Israel that Alon Israel exercise its voting rights with respect to all shares of Common Stock that it holds for the election of, and/or removal of, one member of the Board of an identity to be determined by the Reporting Person.

The Reporting Person further notes that it may seek to effect further sales of shares of Common Stock in the immediate future or from time to time.

Except as otherwise described in this Item 4 (including in Item 4 of the Statement, as incorporated by reference herein and as updated by the description in this Item 4), as of the filing of this Amendment No. 6, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional shares of Common Stock, or the disposition of shares of Common Stock that it holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s certificate of incorporation or other actions which may impede the acquisition of control of the Issuer by any other person; (g) causing the Common Stock to be delisted from the New York Stock Exchange (or any other national securities exchange on which the Common Stock may be listed in the future); (h) causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (i) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 6 are made on the basis of 56,017,382 shares of Common Stock that the Reporting Person believes to be outstanding, based on such number of shares of Common Stock reported by the Issuer to be outstanding on November 1, 2011, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

(a)           (i) The Reporting Person may be deemed to beneficially own 2,173,889 shares of Common Stock of the Issuer, consisting entirely of remaining Option Shares that were transferred to it on July 15, 2011 by Alon Israel following the automatic exercise, on the Mandatory Exercise Date (July 1, 2011), of the Option granted to the Reporting Person by Alon Israel under the Share Exchange Agreement.  All remaining Shares and a portion of the Option Shares that had been acquired by the Reporting Person under the Share Exchange Agreement have been sold by the Reporting Person.  The 2,173,889 shares of Common Stock beneficially owned by the Reporting Person currently represent approximately 3.9% of the issued and outstanding share capital of the Issuer.

The shares deemed to be beneficially owned by the Reporting Person do not include the 42,970,127 shares of Common Stock (representing approximately 70.41% of the issued and outstanding shares of Common Stock) beneficially owned by Alon Israel (as reported by Alon Israel in Amendment No. 7 to its Schedule 13D, filed with the SEC on July 18, 2011, with respect to its ownership of Common Stock of the Issuer) concerning which Alon Israel had agreed to vote in favor of the election of (or removal of, as appropriate) the Reporting Person’s nominee to the Board (as described in Item 4 of the Statement), which agreement was conditioned upon the Reporting Person’s continuing to hold at least 5% of the issued and outstanding shares of Common Stock.  As noted above in Item 4 of this Amendment No. 6, as of the filing of this Amendment No. 6, the Reporting Person no longer holds at least 5% of the issued and outstanding shares of Common Stock of the Issuer, so such commitment of Alon Israel is no longer in effect.

The Reporting Person possesses sole power to vote or direct the vote of all of the remaining shares of Common Stock that it beneficially owns.  Due to the right of first offer provided by the Reporting Person to Alon Israel under the Share Exchange Agreement for future transfers of shares of Common Stock by the Reporting Person (as described in greater detail in Item 6 of the Statement), the Reporting Person may currently be deemed to share, with Alon Israel, the power to direct the disposition of the remaining Option Shares that it beneficially owns.  As described in greater detail in Item 6 of the Statement, that right of first offer only applies to the extent that the Reporting Person sells 4% or more of the issued and outstanding share capital of the Issuer in a period of 14 days or less.  Therefore, because the Reporting Person now beneficially owns less than 4% of the issued and outstanding share capital of the Issuer, once 14 days have passed following the sale of shares of Common Stock reported in this Amendment No. 6, that right of first offer will no longer apply (assuming that the Reporting Person’s beneficial ownership remains below that 4% threshold), and, consequently, the Reporting Person will possess sole power to direct the disposition of the shares of Common Stock held by it.

(ii) None of the Controlling Persons (with the exception of Lev Leviev, the controlling shareholder of the Reporting Person) possesses beneficial ownership with respect to any of the shares of Common Stock beneficially owned by the Reporting Person.  Mr. Lev Leviev, as controlling shareholder of the Reporting Person, may be deemed to share beneficial ownership (both shared power to vote or direct the vote, and shared power to dispose of, and to direct the disposition of) of all of the shares of Common Stock that are beneficially owned by the Reporting Person.  Mr. Leviev disclaims beneficial ownership of all of such shares, except to the extent of his pecuniary interest therein.

Except as described above in this Item 5, paragraph (a), neither the Reporting Person nor any Controlling Person possesses any beneficial ownership in any shares of the Issuer’s Common Stock.

(b)           The Reporting Person possesses sole power to vote and direct the vote, and shared power to dispose or to direct the disposition of, the shares of Common Stock that it beneficially owns, as described in paragraph (a) above.  The Controlling Persons may be deemed to possess shared power to vote and direct the vote, and shared power to dispose or to direct the disposition of, such shares of Common Stock only to the extent described in paragraph (a) above.

(c)           Other than the Reporting Person’s sale of 1,500,000 shares of Common Stock on February 27, 2012 (as described above in Item 1 of this Amendment No. 6), no transactions in securities of the Issuer have been effected during the last 60 days by the Reporting Person or by any Controlling Person.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 6 of each of the Statement and Amendment No. 1, and in the third paragraph of Item 6 of Amendment No. 2, is incorporated by reference in this Item 6.

Other than as described above, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantors of profit, division of profit or loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1— Agreement (the “Share Exchange Agreement”), dated as of September 17, 2009, by and between the Reporting Person (as successor to Africa-Israel Trade), on the one hand, and Alon Israel, on the other hand (incorporated by reference to Exhibit 1 to the Statement)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AFRICA-ISRAEL INVESTMENTS LTD.

By:	/s/ Izzy Cohen
Name: Izzy Cohen
Title: Chief Executive Officer

By:	/s/ Menashe Sagiv
Name: Menashe Sagiv
Title: Chief Financial Officer

Dated: February 28, 2012

Appendix A

Africa-Israel Investments Ltd.
Directors, Executive Officers and Controlling Shareholder

Name	Title	Residence or Business Address	Principal Occupation or Employment
Lev Leviev	Chairman of the Board; Controlling Shareholder	10 Compton Avenue, London, N6 4LB, England	Chairman of the Board of the Reporting Person
Izzy Cohen	Chief Executive Officer	4 Hachoresh Street, Yehud, Israel 56470	Chief Executive Officer of the Reporting Person
Emanuel Lazovik	Director	44 Borochov St., Herzlia, Israel	------
Shlomo Borochov	Director	58 Beeri Street, Rehovot, Israel	-------
Avinadav Grinshpon	Director	4 Hachoresh Street, Yehud, Israel 56470	Chief Executive Officer of Memorand Management (1998) Ltd.
Eitan Haber	Director	19 Ben Tzvi Street, Ramat Gan, Israel	------
Shmuel Shkedi	Director	606/5 Hadaf Hayomi Street, Jerusalem, Israel	-------
Rami Guzman	External Director	8 Ruchama Street, Ramat Gan, Israel	------
Zipora Samet	External Director	29 Even Shmuel Street, Jerusalem, Israel	------
Larisa Cohen	Corporate Secretary	4 Hachoresh Street, Yehud, Israel 56470	Corporate Secretary of Reporting Person
Shaul Dabby	Internal Auditor	4 Hachoresh Street, Yehud, Israel 56470	Internal Auditor of Reporting Person
Menashe Sagiv	Chief Financial Officer	4 Hachoresh Street, Yehud, Israel 56470	Chief Financial Officer of the Reporting Person
Ronit Cohen Nissan	Comptroller	4 Hachoresh Street, Yehud, Israel 56470	Comptroller of Reporting Person